            , 2014

JPMorgan Trust III

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Alternative Asset Management, Inc., JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Fund listed on Schedule A for the time period indicated. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, extraordinary expenses not incurred in the ordinary course of the Fund’s business and expenses related to the J.P. Morgan Funds’ Board of Trustees deferred compensation plan.

The JPMorgan Service Providers understand and intend that the Fund will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Alternative Asset Management, Inc.

By:

JPMorgan Funds Management, Inc. JPMorgan Distribution Services, Inc.

By:
Accepted by: JPMorgan Trust III

By:

JPMTIII Fee Waiver Agreement

SCHEDULE A

Fund Name	Class	Expense Cap	Expense Cap Period End
JPMorgan Multi-Manager Alternatives Fund	Class A	2.35%	October 31, 2015
	Class C	2.85%	October 31, 2015
	Select	2.10%	October 31, 2015
	Class R5	1.90%	October 31, 2015
	Class R6	1.85%	October 31, 2015